As filed with the Securities and Exchange Commission on December 31, 2012	Registration No. 333 -

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

WPP 2012 PLC
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Jersey
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

388 Greenwich Street
New York, New York  10013
(212) 816-6763
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System
111 Eighth Avenue (13th floor)
New York, New York  10011
(212) 894-8940
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ralph W. Norton, Esq. Davis & Gilbert LLP 1740 Broadway New York, New York 10019	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☒ on January 2, 2013 at 9:00am

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Share (“ADS”), each ADS representing five (5) ordinary shares of WPP 2012 plc.	200,000,000 ADSs	$5.00	$10,000,000.00	$1,364.00

*	Each unit represents 100 American Depositary Shares.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(a)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt - Upper right corner.

	(b)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (15) and (16).

	(c)	The procedure for collecting and distributing dividends	Reverse of Receipt - Paragraph (14).

	(d)	The procedures for transmitting notices, reports and proxy soliciting material	Reverse of Receipt - Paragraphs (13), (15) and (16).

	(e)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14) and (15).

	(f)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (14) and (17).

	(g)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (20) and (21) (no provision for extensions).

	(h)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Reverse of Receipt - Paragraph (13).

	(i)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(j)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraph (18).

3.	Fees and charges that may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (10).

Item 2. AVAILABLE INFORMATION			Reverse of Receipt - Paragraph (13).

The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the depositary.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(i)
Form of Deposit Agreement, by and among WPP plc (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”).  — Filed herewith as Exhibit (a)(i).

(a)(ii)	Form of Restricted ADR Side Letter Agreement, by and between the Company and the Depositary. — Filed herewith as Exhibit (a)(ii).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  — None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. — Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among WPP 2012 plc, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 31st day of December, 2012.

Legal entity created by the Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing five (5) ordinary shares, of WPP 2012 plc

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Mark Gherzo
Name: Mark Gherzo
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, WPP 2012 plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Dublin, Ireland on December 31, 2012.

WPP 2012 plc

By:	/s/ Paul W.G. Richardson
Name: Paul W.G. Richardson
Title: Director

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Sir Martin Sorrell and Paul W. G. Richardson to act as his/her true and lawful attorneys-in-fact and agents, each with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities and on the dates indicated below.

Signature	Title	Date

/s/ Philip Lader	Chairman (non-executive) of the	December 31, 2012
Philip Lader	Board of Directors

/s/ Sir Marin Sorrell
Sir Martin Sorrell	Chief Executive Officer (Principal Executive Officer and Director)	December 31, 2012

/s/ Paul W.G. Richardson
Paul W. G. Richardson	Finance Director (Principal Financial Officer and Director), Authorized Representative in the United States	December 31, 2012

/s/ David Barker
David Barker	Finance Controller (Controller)	December 31, 2012

/s/ Mark J. Read
Mark J. Read	Executive Director	December 31, 2012

/s/ Colin Day	Non-Executive Director	December 31, 2012
Colin Day

/s/ Esther Dyson	Non-Executive Director	December 31, 2012
Esther Dyson

Signature	Title	Date

/s/ Orit Gadiesh	Non-Executive Director	December 31, 2012
Orit Gadiesh

/s/ Ruigang Li	Non-Executive Director	December 31, 2012
Ruigang Li

/s/ Stanley W. Morten	Non-Executive Director	December 31, 2012
Stanley W. Morten

Non-Executive Director
Koichiro Naganuma

/s/ John A. Quelch	Non-Executive Director	December 31, 2012
John A. Quelch

/s/ Jeffrey A. Rosen	Non-Executive Director	December 31, 2012
Jeffrey A. Rosen

Non-Executive Director
Timothy Shriver

/s/ Paul Spencer	Non-Executive Director	December 31, 2012
Paul Spencer

/s/ Sol Trujillo	Non-Executive Director	December 31, 2012
Sol Trujillo

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page
(a)(i)	Form of Deposit Agreement
(a)(ii)	Form of Restricted Side Letter Agreement
(d)	Opinion of counsel to the Depositary
(e)	Rule 466 Certification